Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

DECEMBER 31, 2008 and DECEMBER 31, 2007

(Expressed in thousands of U.S. Dollars - except share data)

	2008	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$312,169	$181,447
Restricted cash	7,581	6,889
Accounts receivable, net	16,596	23,411
Insurance claims	7,286	13,120
Due from related companies	4,923	972
Advances and other	8,329	5,359
Vessel held for sale	—	27,535
Inventories	10,919	12,099
Prepaid insurance and other	2,978	4,030
Financial instruments-Fair value	—	1,191

Total current assets	370,781	276,053

INVESTMENTS	1,000	1,000
FIXED ASSETS
Advances for vessels under construction	53,715	169,739

Vessels	2,468,472	2,127,704
Accumulated depreciation	(312,983)	(227,521)

Vessels’ Net Book Value	2,155,489	1,900,183

Total fixed assets	2,209,204	2,069,922

DEFERRED CHARGES, net	21,332	15,801

Total assets	$2,602,317	$2,362,776

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$91,805	$44,363
Payables	27,960	34,871
Due to related companies	197	2,428
Accrued liabilities	24,497	17,275
Accrued bank interest	14,656	16,952
Unearned revenue	14,709	11,939
Deferred income	—	2,626
Current portion of financial instruments - Fair value	15,664	1,770

Total current liabilities	189,488	132,224

LONG-TERM DEBT, net of current portion	1,421,824	1,345,580

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	75,890	27,041

MINORITY INTEREST	4,457	3,391

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 37,671,392 issued at December 31, 2008 and 38,059,142 issued and outstanding at December 31, 2007	37,671	38,059
Additional paid-in capital	265,932	273,036
Retained earnings	693,511	567,220

	997,114	878,315
Cost of treasury stock (526,700 shares)	14,217	—

	982,897	878,315
Accumulated other comprehensive loss	(72,239)	(23,775)

Total stockholders’ equity	910,658	854,540

Total liabilities and stockholders’ equity	$2,602,317	$2,362,776

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2008	2007	2006
VOYAGE REVENUES:	$623,040	$500,617	$427,654

EXPENSES:
Commissions	22,997	17,976	15,441
Voyage expenses	83,065	72,075	69,065
Charter hire expense	13,487	15,330	24,461
Vessel operating expenses	143,757	108,356	76,095
Depreciation	85,462	81,567	59,058
Amortization of deferred dry-docking costs	5,281	3,217	4,857
Management fees	12,015	9,763	7,103
General and administrative expenses	4,626	4,382	3,510
Management incentive award	4,750	4,000	3,500
Stock compensation expense	3,046	5,670	216
Foreign currency losses	915	691	279
Amortization of deferred gain on sale of vessels	(634)	(3,168)	(3,168)
Gain on sale of vessels	(34,565)	(68,944)	(38,009)

Total expenses	344,202	250,915	222,408

Operating income	278,838	249,702	205,246

OTHER INCOME (EXPENSES):
Gain on sale of shares in subsidiary	—	—	25,323
Interest and finance costs, net	(82,897)	(77,382)	(42,486)
Interest and investment income	8,406	13,316	7,164
Other, net	(350)	924	1,159

Total other expenses, net	(74,841)	(63,142)	(8,840)

MINORITY INTEREST	(1,066)	(3,389)	(2)

Net Income	$202,931	$183,171	$196,404

Earnings per share, basic	$5.40	$4.81	$5.15

Earnings per share, diluted	$5.33	$4.79	$5.15

Weighted average number of shares, basic	37,552,848	38,075,859	38,127,692

Weighted average number of shares, diluted	38,047,134	38,234,079	38,141,052

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended December 31
	2008	2007
VOYAGE REVENUES:	$156,053	$130,891

EXPENSES:
Commissions	5,936	4,686
Voyage expenses	19,806	16,530
Charter hire expense	1,020	3,507
Vessel operating expenses	38,985	31,512
Depreciation	22,856	21,601
Amortization of deferred dry-docking costs	1,454	64
Management fees	3,127	2,522
General and administrative expenses	1,468	2,009
Management incentive award	4,750	4,000
Stock compensation expense	(1,200)	1,747
Foreign currency losses	323	449
Amortization of deferred gain on sale of vessels	—	(792)
Gain on sale of vessels	—	(30,755)

Total expenses	98,525	57,080

Operating income	57,528	73,811

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(30,969)	(23,474)
Interest and investment income	2,286	2,529
Other, net	(465)	210

Total other expenses, net	(29,148)	(20,735)

MINORITY INTEREST	(765)	(896)

Net Income	$27,615	$52,180

Earnings per share, basic	$0.75	$1.37

Earnings per share, diluted	$0.74	$1.36

Weighted average number of shares, basic	36,983,457	38,059,142

Weighted average number of shares, diluted	37,533,704	38,323,469

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007

(Expressed in thousands of U.S. Dollars)

	Year Ended December 31,		Three months ended December 31,
	2008	2007	2008	2007
Cash Flows from Operating Activities:

Net income	$202,931	$183,171	$27,615	$52,180
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	85,462	81,567	22,856	21,601
Amortization of deferred dry-docking costs	5,281	3,217	1,454	64
Amortization of loan fees	944	921	268	232
Amortization of deferred income	(634)	(3,168)	—	(792)
Amortization of restricted share units	3,046	5,670	(1,200)	1,747
Change in fair value of derivative instruments	15,470	7,733	11,235	4,194
Change in fair value of investments	—	—	—	3,072
Gain on sale of vessels	(34,565)	(68,944)	—	(30,755)
Minority interest	1,066	3,389	765	896
Gain on sale of investments	—	(4,230)	—	(3,072)
Payments for dry-docking	(11,374)	(9,691)	(4,615)	(1,131)
(Increase) Decrease in:
Receivables	5,728	(20,092)	2,826	(7,377)
Inventories	1,180	(3,668)	5,708	(8)
Prepaid insurance and other	1,052	(1,010)	3,612	2,660
Increase (Decrease) in:
Accounts payable	(9,142)	12,630	(6,109)	(6,867)
Accrued liabilities	4,926	3,252	2,923	(8,778)
Unearned revenue	2,770	(136)	(1,844)	5,523

Net Cash provided by Operating Activities	274,141	190,611	65,494	33,389

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(3,471)	(111,090)	16,882	(26,187)
Vessel acquisitions and/or improvements	(223,266)	(421,187)	(195,634)	(3,371)
Investments	—	(1,000)	—	(1,000)
Proceeds from sale of investments	—	15,203	—	—
Proceeds from sale of vessels	62,100	142,433	—	59,603

Net Cash (used in)/provided by Investing Activities	(164,637)	(375,641)	(178,752)	29,045

Cash Flows from Financing Activities:
Proceeds from long-term debt	168,050	342,345	116,025	—
Financing costs	(382)	(533)	(215)	(12)
Payments of long-term debt	(44,363)	(86,063)	(11,847)	(37,050)
Increase in restricted cash	(692)	(2,542)	(2,753)	(2,361)
Repurchase and cancellation of common stock	(12,232)	(1,338)	—	—
Purchase of treasury stock	(21,937)	—	(10,821)	—
Cash dividend	(67,226)	(59,959)	(33,290)	(31,400)

Net Cash provided/(used in) Financing Activities	21,218	191,910	57,099	(70,823)

Net increase/(decrease) in cash and cash equivalents	130,722	6,880	(56,159)	(8,389)
Cash and cash equivalents at beginning of period	181,447	174,567	368,328	189,836

Cash and cash equivalents at end of period	$312,169	$181,447	$312,169	$181,447

Interest paid
Cash paid for interest, net of amounts capitalized	68,213	64,834	17,591	28,482

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock- Holders’ Equity
				Shares	Amount
BALANCE, December 31, 2005		$19,177	$269,237			$3,067	$315,705	$607,186

Net income	196,404						196,404	196,404

- Exercise of stock options		6	65					71

- Repurchase and cancellation of common stock (286,400 shares)		(143)	(1,872)				(3,246)	(5,261)

- Cash dividends declared and paid ($1.175 per share)							(44,778)	(44,778)

- Fair value of financial instruments	3,666					3,666		3,666

- Fair value of investments	3,072					3,072		3,072

- Reclassification of gains on undesignated cash flow hedges	(5,087)					(5,087)		(5,087)

Comprehensive income	$198,055

BALANCE, December 31, 2006		$19,040	$267,430			$4,718	$464,085	$755,273

Net income	183,171						183,171	183,171

- Repurchase and cancellation of common stock (41,600 shares)		(21)	(270)				(1,047)	(1,338)

- Issuance of 21,000 shares of restricted share units (Note 9)		10	(10)					—

- Cash dividends declared and paid ($1.575 per share)							(59,959)	(59,959)

- Two-for-one stock split		19,030					(19,030)	—

- Fair value of financial instruments	(25,421)					(25,421)		(25,421)

- Fair value of investments	953					953		953

- Reclassification upon sale of investments	(4,025)					(4,025)		(4,025)

- Amortization of restricted share units			5,886					5,886

Comprehensive income	$154,678

BALANCE, December 31, 2007		$38,059	$273,036			$(23,775)	$567,220	$854,540

Net income	202,931						202,931	202,931

- Repurchase and cancellation of common stock (392,400 shares)		(393)	(2,425)				(9,414)	(12,232)

- Purchases of Treasury stock				812,700	(21,937)			(21,937)

- Issuance of 4,650 shares of restricted share units		5	(5)					—

- Treasury stock granted to employees as part of stock compensation plan			(7,720)	(286,000)	7,720			—

- Cash dividends declared and paid ($1.80 per share)							(67,226)	(67,226)

- Fair value of financial instruments	(48,464)					(48,464)		(48,464)

- Amortization of restricted share units			3,046					3,046

Comprehensive income	$154,467

BALANCE, December 31, 2008		$37,671	$265,932	526,700	(14,217)	$(72,239)	$693,511	$910,658